UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Texas Industries, Inc.

(Exact name of registrant as specified in charter)

Delaware	75-0832210
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1341 W. Mockingbird Lane, Suite 700W
Dallas, Texas	75247
(Address of principal executive offices)	(Zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class To be so registered	Name of each exchange on which each class is to be registered
Preferred Share Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:                                  (if applicable).

Item 1.	Description of Registrant’s Securities to be Registered.

On October 17, 2006, the Board of Directors of TEXAS INDUSTRIES, INC. (the “Company”) declared a dividend distribution of one preferred share purchase right (a “Right”) for each outstanding share of Common Stock, $1.00 par value (the “Common Stock”), of the Company. The distribution is payable on November 15, 2006 to the shareholders of record on November 1, 2006. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of the Company’s Series B Junior Participating Preferred Stock (the “Preferred Stock”) at a price of $300.00 per one one-thousandth of a share of Preferred Stock (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated November 1, 2006 (the “Rights Agreement”), between the Company and Mellon Investor Services LLC, as Rights Agent (the “Rights Agent”).

Until the earlier to occur of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) acquired beneficial ownership of 15% or more of the outstanding shares of the Common Stock (the “Shares Acquisition Date”) or (ii) the tenth business day (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) after the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in any person becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of November 1, 2006, by such Common Stock certificate with a copy of this Summary of Rights attached thereto.

The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after November 1, 2006, upon transfer or new issuance of the Common Stock, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Common Stock certificates outstanding as of November 1, 2006, even without a copy of this Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date other than an Acquiring Person or any Affiliate or Associate of an Acquiring Person, and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on November 1, 2016 (the “Final Expiration Date”) unless the Final Expiration Date is extended or unless earlier redeemed or exchanged by the Company, in each case, as described below.

Each share of Preferred Stock purchasable upon exercise of the Rights will have a preferential quarterly dividend rate equal to the greater of $1.00 per share or 1,000 times the dividend declared on one share of the Common Stock. In the event of liquidation, the holders of the Preferred Stock will receive a preferential liquidation payment of $1,000 per share, but will be entitled to receive an aggregate liquidation payment equal to 1,000 times the payment made on one share of Common Stock.

Each share of Preferred Stock will have 1,000 votes voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per one share of Common Stock. The Rights are protected by customary anti-dilution provisions. Because of the nature of the Preferred Stock dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

The Purchase Price payable, and the number of shares of the Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for shares of the Preferred Stock or convertible securities at less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings at a rate not in excess of 125% of the rate of the last cash dividend theretofore paid or dividends payable in the Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights and the number of one one-thousandths of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations as of the Common Stock occurring, in any such case, prior to the Distribution Date.

In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its assets or earning power are sold after the Distribution Date, proper provision will be made so that each holder of a Right, other than Rights that were or are beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights that were or are beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of the Common Stock having a market value of two times the exercise price of the Right.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void) in whole or in part, at an exchange ratio of one share of Common Stock (or, if there is an insufficient number of issued but not outstanding or authorized but unissued shares of Common Stock to permit such exchange, then one one-thousandth of a Preferred Share) per Right (subject to adjustment).

At any time prior to 5:00 P.M. Dallas, Texas time on the earliest of (i) the Distribution Date, or (iii) the Final Expiration Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the “Redemption Price”).

Immediately upon the action of the Board of Directors of the Company electing to redeem or exchange the Rights, the Company shall make announcement thereof, and upon such election, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price, or the shares of Common Stock or Preferred Stock exchangeable for the Rights, as applicable.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company’s Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at the Redemption Price prior to the time that a person or group has acquired beneficial ownership of 15% or more of the shares of Common Stock.

The Rights Agreement, dated as of November 1, 2006, between the Company and Mellon Investor Services LLC, as Rights Agent, specifying the terms of the Rights and including as an exhibit thereto the form of the Amended and Restated Certificate of Designations setting forth the terms of the Preferred Stock, is attached hereto as an exhibit and is incorporated herein by referenced. The foregoing description does not purport to be a complete description of all the terms of the Rights and the Preferred Stock. Please refer to the exhibit for a complete description of the Rights and the Preferred Stock.

Item 2.	Exhibits

1	Form of Rights Agreement dated as of November 1, 2006 between Texas Industries, Inc. and Mellon Investor Services LLC, as Rights Agent, which includes the form of Amended and Restated Certificate of Designations setting forth the terms of the Series B Preferred Stock of Texas Industries, Inc. as Exhibit A, the form of Right Certificate as Exhibit B, and a Summary of Rights to Purchase Preferred Stock as Exhibit C.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registration has duly caused this registration to be signed on its behalf by the undersigned, thereto duly authorized.

Texas Industries, Inc.

By:	/s/ Mel G. Brekhus
Mel G. Brekhus, President and
Chief Executive Officer

Date: October 19, 2006

INDEX TO EXHIBITS

Exhibit	Description
1	Form of Rights Agreement dated as of November 1, 2006 between Texas Industries, Inc. and Mellon Investor Services LLC, as Rights Agent, which includes the form of Amended and Restated Certificate of Designations setting forth the terms of the Series B Preferred Stock of Texas Industries, Inc. as Exhibit A, the form of Right Certificate as Exhibit B, and a Summary of Rights to Purchase Preferred Stock as Exhibit C.